Exhibit 99.2

Q2 2022 Results July 29, 2022

Forward Looking Statements

MAGNA

Certain statements in this document constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Russian Invasion of Ukraine	• Impact on global economic growth • Disruption of production in Russia • Lower industry production volumes and lower Magna sales • Higher energy, commodity, transportation/logistics and other input costs • Potential disruption of energy supply to Western European operations • Disruption of supply chains, including potential worsening of semiconductor chip shortage • Increasing cybersecurity threats • Expropriation risks
Impact of the global semiconductor shortage	• Risks related to OEM actions in response to the semiconductor chip shortage such as unplanned shutdowns of production lines and/or plants; reductions in OEM vehicle production plans; and changes to OEM product mix. These risks include: Lower sales | Production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production priorities | Premium freight costs to expedite shipments; and/or other unrecoverable costs | Skilled labour attraction/retention | Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage
Impact of energy shortages/energy rationing initiatives	• Risks related to production shutdowns due to energy shortages/rationing. These risks include: Lower sales | Higher energy costs | Premium freight costs to expedite shipments; and/or other unrecoverable costs | Price increases from sub-suppliers that have been negatively impacted by Production inefficiencies, premium freight costs and/or other costs related to production shutdowns resulting from energy rationing
Impact of supply chain disruptions	• Risks related to supply chain disruptions, include: Lower sales | Higher commodity costs | Production inefficiencies due to production lines being stopped/restarted unexpectedly | Premium freight costs to expedite shipments; and/or other unrecoverable costs | Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the commodity shortages
Inflationary price increases	• Commodity cost volatility • Increase in our cost structure as a result of inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise • Price increases or surcharges from sub-suppliers in connection with inflationary pressures they face • Skilled labour attraction/retention, including as a result of wage pressures in some markets
Rising interest rates	• Impact of higher interest rates and availability of credit on consumer confidence and in turn vehicle sales and vehicle production
Light Vehicle Production	• Light vehicle sales levels • Supply disruptions, including as a result of the current semiconductor chip shortage and/or Russia's invasion of Ukraine • Production allocation decisions by OEMs • The impact of Russia's invasion of Ukraine on industry production volumes • The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production
Total Sales Segment Sales	• Supply disruptions, including as a result of a semiconductor chip shortage, and/or Russia's invasion of Ukraine • The impact the Russian invasion of Ukraine on global economic growth, as well as potential disruption of energy supply to Western European operations • Elevated levels of inflation • The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and production • Regional energy shortages and price increases • Concentration of sales with six customers • Shifts in market shares among vehicles or vehicle segments • Shifts in consumer "take rates" for products we sell
Adjusted EBIT Margin Segment Adjusted EBIT Margin Net Income Attributable to Magna	• Same risks as for Total Sales and Segment Sales above • Operational underperformance • Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers' production schedules; and price increases from sub-suppliers that have been negatively impacted by production inefficiencies • Inability to offset inflationary price increases • Price concessions • Commodity cost volatility • Higher labour costs • Tax risks
Equity Income	• Same risks as Adjusted EBIT Margin/Segment Adjusted EBIT Margin/ Net Income Attributable to Magna • Risks related to conducting business through joint ventures
Free Cash Flow	• Same risks as for Total Sales/Segment Sales, and Adjusted EBIT Margin/Segment Adjusted EBIT Margin/Net Income Attributable to Magna above

Q2-2022 RESULTS 2

Forward Looking Statements (cont.) Q2 - 2022 RESULTS 3 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, a s w ell as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward - looking st atements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether act ual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines;  intense competition;  potential restrictions on free trade;  trade disputes/tariffs; Customer and Supplier Related Risks  concentration of sales with six customers;  emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;  OEM consolidation and cooperation;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  dependence on outsourcing;  quarterly sales fluctuations;  potential loss of any material purchase orders;  a deterioration in the financial condition of our supply base; Manufacturing/Operational Risks  risks arising from Russia’s invasion of Ukraine and compliance with the sanctions the regime imposed in response;  impact of the semiconductor chip shortages on OEM production volumes and on the efficiency of our operations;  risks related to COVID - 19;  supply disruptions and higher costs to mitigate such disruptions;  regional energy shortages and price increases;  skilled labour attraction/retention;  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  climate change risks;  leadership succession; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  Product Cybersecurity breach; Pricing Risks  Inflationary pressures;  pricing risks between time of quote and award of new business;  price concessions;  commodity cost volatility;  declines in scrap steel/aluminum prices; Warranty/Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Acquisition Risks  competition for strategic acquisition targets;  inherent merger and acquisition risks;  acquisition integration risk; Other Business Risks  risks related to conducting business through joint ventures;  our ability to consistently develop and commercialize innovative products or processes;  intellectual property risks;  our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us; and  changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID - 19 pandemic. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are:  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with th e United States Securities and Exchange Commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form.

4 Reminders All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures" Q2 - 2022 RESULTS

Key Messages – Q2 2022 Q2 - 2022 RESULTS 5 Q2 in line with our expectations, and reflective of continued industry challenges 1. Organic sales outgrowth versus weighted light vehicle production - Expected to continue in H2 2022 2. Modestly increased 2022 outlook for sales, despite stronger USD 3. Making progress in our go - forward strategy 4.

Current Market Dynamics Q2 - 2022 RESULTS 6 Tailwinds Expect improving OEM vehicle production in H2 2022 New China economic stimulus Continued low dealer inventory levels Strong underlying auto demand Headwinds Ongoing supply constraints (incl. semiconductor chips) Input costs remain elevated Foreign currency translation due to stronger USD Impact of high inflation and rising rates on consumer demand

CONSOLIDATED SALES $9.4B Weighted GoM 1 +4% Q2 2022 Performance Highlights Q2 - 2022 RESULTS 7 ADJUSTED EBIT MARGIN % 3.8% - 240 bps OTHER HIGHLIGHTS Paid out $130M in dividends ADJUSTED DILUTED EPS $0.83 - 41% FREE CASH FLOW 2 $52M Repurchased 3.5M shares for $212M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets plus se ttlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets +4% GoM 1 in all key regions

Magna Investor Event – May 2022 Q2 - 2022 RESULTS 8

1. 2. 3. 1. 2. 3. Q2 - 2022 RESULTS Go - Forward Strategy Drive operational excellence Accelerate deployment of capital towards high - growth areas Unlock new business models and markets 9

Q2 2022 Financial Results Q2 - 2022 RESULTS 10 Key Factors • Higher global light vehicle production and assembly volumes (+) • Launch of new programs (+) • Price increases to recover higher input costs (+) • Foreign currency translation: $629M ( - ) • Lower sales at facilities in Russia ( - ) • Divestitures, net of acquisitions: $83M ( - ) • Customer price concessions ( - ) Q2'22 Production Global +2% North America +14% Europe - 1% China - 5% Magna Weighted +8% Consolidated Sales ($Billions) +4% $9.0 $9.4 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 Q2'21 Q2'22 Weighted GoM 1 +4% 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production

Q2 2022 Financial Results Q2 - 2022 RESULTS 11 Adjusted effective tax rate of 24.9% vs 19.8% in Q2'21: • Lower favourable changes in reserves for uncertain tax positions ( - ) • Higher losses not benefitted in Europe ( - ) • Change in the mix of earnings (+) Adjusted Net Income Attributable to Magna of $243M, down $183M Adjusted EBIT & Margin ($Millions) - 36% Adjusted EPS ($) - 41% $1.40 $0.83 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.00 0.20 0.40 0.60 0.80 1.00 1.20 1.40 1.60 Q2'21 Q2'22 $557 $358 6.2% 3.8% 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0 100 200 300 400 500 600 Q2'21 Q2'22 Most Significant Factor • Higher net input costs ( - ) Other Items • Operating i nefficiencies and other costs at a facility in Europe ( - ) • Reduced earnings on lower sales at facilities in Russia ( - ) • Favourable value - added tax settlement in Brazil in Q2'21 ( - ) • Lower tooling contribution ( - ) • Lower equity income ( - ) • Higher favourable commercial settlements (+) • Lower net warranty costs (+) • Divestitures, net of acquisitions (+)

Q2 2022 Cash Flow and Investment Activities Q2 - 2022 RESULTS 12 Free Cash Flow 1 ($Millions) $178 $52 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -$250 -$50 $150 $350 $550 $750 $950 Q2'21 Q2'22 OTHER USES OF CASH Net Repayment of Debt $31M Public and Private Equity Investments $2M Repurchase of Common Shares $212M Dividends ($0.45/share) $130M Cash from Operations Before Changes in Operating Assets & Liabilities $560M Changes in Operating Assets & Liabilities ($139M) Cash from Operations $421M Fixed Asset Additions ($329M) Increase in Investments, Other Assets and Intangible Assets ($80M) Proceeds from Dispositions $40M Free Cash Flow 1 $52M 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s p lus settlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets

Continued Financial Flexibility Q2 - 2022 RESULTS 13 ($M) Estimated Future LTD Principal Repayments (12/31/21) ($M) $455 $692 $771 $651 $3 $1,437 2022 2023 2024 2025 2026 Thereafter LEVERAGE RATIO (LTM, 06/30/22) Adjusted Debt $5,275 Adjusted EBITDA $3,565 Adjusted Debt / Adjusted EBITDA 1.48 TOTAL LIQUIDITY (06/30/22) Cash $1,664 Available Term & Operating Lines of Credit $3,541 Total Liquidity $5,205 Investment - grade ratings from Moody’s, S&P, DBRS

Financial Outlook – Key Assumptions Q2 - 2022 RESULTS 14 2021 APRIL 2022 JULY 2022 Light Vehicle Production (millions of units) • North America 13.1 14.7 14.7 • Europe 16.0 16.4 16.4 • China 24.6 24.4 24.4 Foreign Exchange Rates • 1 CDN dollar equals USD 0.798 0.790 0.783 • 1 EURO equals USD 1.183 1.091 1.052 • 1 RMB equals USD 0.155 0.157 0.151 Changed from previous Outlook

2022 Outlook Q2 - 2022 RESULTS 15 2021 APRIL 2022 JULY 2022 Sales: • Body Exteriors & Structures 14.5 15.8 – 16.4 16.0 – 16.6 • Power & Vision 11.3 11.6 – 12.0 11.7 – 12.1 • Seating Systems 4.9 5.2 – 5.5 5.3 – 5.6 • Complete Vehicles 6.1 5.2 – 5.5 5.1 – 5.4 Total Sales 36.2 37.3 – 38.9 37.6 – 39.2 Adjusted EBIT Margin % 1 5.7% 5.0% - 5.4% 5.0% – 5.4% Equity Income 148M 70M – 100M 70M – 100M Interest Expense 78M ~90M ~80M Income Tax Rate 2 19.8% ~21% ~21% Net Income Attributable to Magna 3 1.553 1.3 – 1.5 1.3 – 1.5 Capital Spending 1.4 ~1.8 ~1.8 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net ($Billions, unless otherwise noted) Changed from previous Outlook

Free Cash Flow 1 Expectations Q2 - 2022 RESULTS 16 2022 ($Billions) 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 $0.7 - $0.9 $0.7 - $0.9  April 2022 Outlook  July 2022 Outlook 1 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets plus se ttlement of long - term receivable from a non - consolidated joint venture minus capital spending minus investment in other assets

In Summary Q2 - 2022 RESULTS 17 • Organic sales outgrowth expected to continue • Continued focus on operational excellence, managing costs and customer recoveries • Making progress in our go - forward strategy In - Line Q2, Expect Stronger H2 2022 Results

Appendix – Q2 2022 Results Q2 - 2022 RESULTS 18

Q2 2022 Reconciliation of Reported Results 19 REPORTED OTHER EXPENSE, NET EXCL. OTHER EXPENSE, NET Income (Loss) Before Income Taxes $ (88) $ 426 $ 338 % of Sales (0.9%) 3.6% Income Tax Expense $ 57 $ 27 $ 84 % of Pretax (64.8%) 24.9% Income Attributable to Non - Controlling Interests $ (11) $ - $ (11) Net Income (Loss) Attributable to Magna $ (156) $ 399 $ 243 Earnings (Loss) Per Share $ (0.54) $ 1.37 $ 0.83 Excluding Other Expense (Income), Net $Millions – except for share figures Q2 - 2022 RESULTS

Q2 2021 Reconciliation of Reported Results 20 REPORTED OTHER EXPENSE, NET EXCL. OTHER EXPENSE, NET Income Before Income Taxes $ 540 $ 6 $ 546 % of Sales 6.0% 6.0% Income Tax Expense $ 104 $ 4 $ 108 % of Pretax 19.3% 19.8% Income Attributable to Non - Controlling Interests $ (12) $ - $ (12) Net Income Attributable to Magna $ 424 $ 2 $ 426 Earnings Per Share $ 1.40 $ - $ 1.40 Excluding Other Expense (Income), Net $Millions – except for share figures Q2 - 2022 RESULTS

Sales Performance vs Market 21 REPORTED ORGANIC 1 PERFORMANCE VS WEIGHTED GLOBAL PRODUCTION (Weighted GoM) Body Exteriors & Structures 8% 15% 7% Power & Vision 0% 7% (1%) Seating Systems 7% 16% 8% Complete Vehicles (6%) 7% (1%) TOTAL SALES 4% 12% 4% Unweighted Production Growth 2% Weighted Production Growth 2 8% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 - 2022 RESULTS Q2 2022 vs Q2 2021

Sales Performance vs Market 22 REPORTED ORGANIC 1 PERFORMANCE VS WEIGHTED GLOBAL PRODUCTION (Weighted GoM) Body Exteriors & Structures 5% 10% 10% Power & Vision (2%) 2% 2% Seating Systems 6% 13% 13% Complete Vehicles (20%) (12%) (12%) TOTAL SALES (1%) 5% 5% Unweighted Production Growth (2%) Weighted Production Growth 2 0% 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q2 - 2022 RESULTS 2022 YTD vs 2021 YTD

Q2 - 2022 RESULTS 23 Geographic Sales  Q2 2021  Q2 2022 NORTH AMERICA $4.1B $4.6B PRODUCTION 14% EUROPE $4.1B $3.8B PRODUCTION (1%) ASIA $912M $947M ASIA PRODUCTION (2%) China Production (5%) REST OF WORLD $100M $122M S.A. PRODUCTION 14% Q2 2022 vs Q2 2021

2022 Segment Adjusted EBIT Margin Q2 - 2022 RESULTS 24  2021  April 2022 Outlook  July 2022 Outlook BODY EXTERIORS & STRUCTURES 5.7% 6.0 - 6.5% 6.0 - 6.5% SEATING SYSTEMS 3.1% 3.4 - 3.9% 3.0 - 3.5% POWER & VISION 6.5% 4.5 - 5.0% 4.5 - 5.0% COMPLETE VEHICLES 4.7% 3.4 - 3.9% 3.8 - 4.3%

Capital Allocation Principles Q2 - 2022 RESULTS 25 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q2 2022 Maintain Strong Balance Sheet • Preserve liquidity and high investment grade credit ratings - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x LTM 6/30/22 1.48x • Maintain flexibility to invest for growth Invest for Growth • Organic and inorganic opportunities Fixed asset additions Other investments Public + Private Equity Inv. $ 329M $ 80M $ 2M • Innovation Return Capital to Shareholders • Continued dividend growth over time $ 130M • Repurchase shares with excess liquidity $ 212M

2024 Financial Outlook 1 Q2 - 2022 RESULTS 26 1 Forward - looking financial information for 2024 is based on outlook information and assumptions provided in our press release da ted February 11, 2022, and has not been updated  2 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales ASSUMPTIONS Light Vehicle Production (millions of units) • North America 17.5 • Europe 21.2 • China 29.0 Foreign Exchange Rates • 1 CDN dollar equals USD 0.800 • 1 EURO equals USD 1.130 • 1 RMB equals USD 0.157 $ Billions, Unless Otherwise Noted Sales • Body Exteriors & Structures $19.6 – $20.6 • Power & Vision $14.3 – $14.9 • Seating Systems $6.2 – $6.6 • Complete Vehicles $5.0 – $5.5 Total Sales $44.6 – $47.1 • Adjusted EBIT Margin % 2 8.1% – 8.6% • Equity Income $170M – $215M

Segment Financial Performance Q2 - 2022 RESULTS 27 • Higher net input costs ( - ) • Operating inefficiencies & other costs at a facility in Europe ( - ) • Reduced earnings on lower sales at facilities in Russia ( - ) • Lower tooling contribution ( - ) • Favourable v alue - added tax settlement in Brazil in Q2'21 ( - ) • Earnings on higher sales (+) • Higher favourable commercial settlements (+) • Divestitures, net of acquisitions (+) • Lower launch costs (+) • Higher global light vehicle production (+) • Launch of new programs (+) • Price increases to recover higher input costs (+) • Foreign currency translation: $180M ( - ) • Lower sales at facilities in Russia ( - ) • Divestitures, net of acquisitions: $73M ( - ) • Customer price concessions ( - ) $3.6 $3.9 Q2'21 Q2'22 Sales ($Billions) +8% Adjusted EBIT & Margin ($Millions) (16%) $227 $191 6.2% 4.8% 0.0 0.1 0.1 0.1 0.1 0.1 0 50 100 150 200 250 Q2'21 Q2'22 BODY EXTERIORS & STRUCTURES

• Launch of new programs (+) • Higher global light vehicle production (+) • Customer price increases to recover higher production costs (+) • Foreign currency translation: $195M ( - ) • Net customer price concessions ( - ) Segment Financial Performance Q2 - 2022 RESULTS 28 POWER & VISION $2.9 $2.9 Q2'21 Q2'22 $203 $91 7.0% 3.2% 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0 50 100 150 200 250 Q2'21 Q2'22 Sales ($Billions) 0% Adjusted EBIT & Margin ($Millions) (55%) • Higher net input costs ( - ) • Lower equity income ( - ) • Higher launch costs ( - ) • Favourable value - added tax settlement in Brazil in Q2'21 ( - ) • Earnings on higher sales (+) • Lower net warranty costs: $15M (+) • Higher net favourable commercial settlements (+)

• Higher global light vehicle production (+) • Launch of new programs (+) • Customer price increases to recover higher production input costs (+) • Foreign currency translation: $84M ( - ) • Lower sales at facilities in Russia ( - ) • Net customer price concessions ( - ) Segment Financial Performance Q2 - 2022 RESULTS 29 • Higher net input costs ( - ) • Higher launch costs ( - ) • Reduced earnings on lower sales at facilities in Russia ( - ) • Favourable value - added tax settlement in Brazil in Q2'21 ( - ) • Productivity and efficiency improvements at certain underperforming facilities (+) • Earnings on higher sales (+) SEATING $1.2 $1.3 Q2'21 Q2'22 $26 $2 2.2% 0.2% 0.0 0.0 0.0 0.0 0.0 0.1 0.1 Q2'21 Q2'22 Sales ($Billions) +7% Adjusted EBIT & Margin ($Millions) (92%)

• Weaker euro: $185M ( - ) • Higher vehicle assembly volumes: 1.5K units (+) • Favourable program mix (+) Segment Financial Performance Q2 - 2022 RESULTS 30 • Weaker euro: $7M ( - ) • Higher net input costs ( - ) • Unfavourable program mix ( - ) • Higher earnings on higher assembly volumes, net of contractual fixed cost recoveries on certain programs (+) • Higher margins on engineering programs (+) COMPLETE VEHICLES $1.5 $1.4 Q2'21 Q2'22 $79 $63 5.3% 4.5% 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0 10 20 30 40 50 60 70 80 90 Q2'21 Q2'22 Sales ($Billions) (6%) Adjusted EBIT & Margin ($Millions) (20%)

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